UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Goldman Sachs ETF Trust II

Address of Principal	200 West Street
Business Office:	New York, New York 10282

Telephone Number:	(212) 902-1000

Name and Address of Agent	Caroline Kraus, Esq.
for Service of Process:	Secretary
Goldman Sachs & Co. LLC
200 West Street, 15th Floor
New York, New York 10282

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:    ☒  Yes    ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 30th day of November, 2021.

Goldman Sachs ETF Trust II

By:	/s/ James A. McNamara
Name:	James A. McNamara
Title:	Trustee

Attest:	/s/ Caroline Kraus
Name: Caroline Kraus
Witness